Exhibit 99.1

Affimed N.V.

Unaudited consolidated statements of comprehensive income / (loss)

(in € thousand)

		For the three months ended
		March 31
	Note	2022	2021
Revenue	3	8,006	11,659
Other income – net		284	147
Research and development expenses		(18,379)	(11,405)
General and administrative expenses		(7,045)	(4,486)

Operating income / (loss)		(17,134)	(4,085)
Finance income / (costs) – net	4	471	5,499

Income / (loss) before tax		(16,663)	1,414
Income taxes		(2)	(2)

Income / (loss) for the period		(16,665)	1,412

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	5	(6,174)	(1,253)

Other comprehensive income / (loss)		(6,174)	(1,253)
Total comprehensive income / (loss)		(22,839)	159

Basic and diluted earnings / (loss) per share in € per share		(0.14)	0.01
(undiluted = diluted)
Weighted number of common shares outstanding		123,444,217	116,204,455

The notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	Note	March 31, 2022	December 31, 2021
		(unaudited)
ASSETS
Non-current assets
Intangible assets		1,580	1,607
Leasehold improvements and equipment		3,754	3,814
Long-term financial assets	5	6,174	12,348
Right-of-use assets		813	972

		12,321	18,741
Current assets
Cash and cash equivalents		169,850	197,630
Trade and other receivables	6	4,547	4,809
Inventories		485	421
Other assets and prepaid expenses	7	6,048	3,534

		180,930	206,394
TOTAL ASSETS		193,251	225,135
EQUITY AND LIABILITIES
Equity
Issued capital		1,234	1,234
Capital reserves		478,395	474,087
Fair value reserves		(12,147)	(5,973)
Accumulated deficit		(350,062)	(333,397)

Total equity	8	117,420	135,951
Non-current liabilities
Borrowings	10	15,713	17,060
Contract liabilities	3	2,035	7,209
Lease liabilities		288	368

Total non-current liabilities		18,036	24,637
Current liabilities
Trade and other payables		13,537	18,860
Borrowings	10	2,039	580
Lease liabilities		592	683
Contract liabilities	3	41,627	44,424

Total current liabilities		57,795	64,547
TOTAL EQUITY AND LIABILITIES		193,251	225,135

The notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

(in € thousand)

		For the three months ended
		March 31
	Note	2022	2021
Cash flow from operating activities
Income / (loss) for the period		(16,665)	1,412
Adjustments for the period:
- Income taxes		2	2
- Depreciation and amortization		352	331
- Share-based payments	9	4,247	1,109
- Finance income / costs – net	4	(471)	(5,499)

		(12,535)	(2,645)
Change in trade and other receivables		262	(1,735)
Change in inventories		(64)	(189)
Change in other assets and prepaid expenses		(2,435)	411
Change in trade, other payables, provisions and contract liabilities		(13,336)	(11,822)

		(28,108)	(15,980)
Interest received		27	0
Paid interest		(337)	(50)
Paid income tax		(2)	(2)

Net cash used in operating activities		(28,420)	(16,032)
Cash flow from investing activities
Purchase of intangible assets		0	(4)
Purchase of leasehold improvements and equipment		(106)	(962)

Net cash used for investing activities		(106)	(966)
Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards		61	101,860
Transaction costs related to issue of common shares		(35)	(6,350)
Proceeds from borrowings	10	0	10,000
Transaction costs related to borrowings		0	(201)
Repayment of lease liabilities		(172)	(92)
Repayment of borrowings	10	(23)	(23)

Cash flow from financing activities		(169)	105,194
Exchange rate related changes of cash and cash equivalents		915	5,622
Net changes to cash and cash equivalents		(28,695)	88,196
Cash and cash equivalents at the beginning of the period		197,630	146,854

Cash and cash equivalents at the end of the period		169,850	240,672

The notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Unaudited consolidated statements of changes in equity

(in € thousand)

	Note	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2021		983	345,164	1,720	(275,874)	71,993

Issue of common shares		204	94,215			94,419
Exercise of share-based payment awards		3	1,156			1,159
Equity-settled share-based payment awards			1,109			1,109
Income for the period					1,412	1,412
Other comprehensive loss				(1,253)		(1,253)

Balance as of March 31, 2021		1,190	441,644	467	(274,462)	168,839

Balance as of January 1, 2022		1,234	474,087	(5,973)	(333,397)	135,951

Exercise of share-based payment awards			61			61
Equity-settled share-based payment awards	9		4,247			4,247
Loss for the period					(16,665)	(16,665)
Other comprehensive loss				(6,174)		(6,174)

Balance as of March 31, 2022		1,234	478,395	(12,147)	(350,062)	117,420

The notes are an integral part of these condensed consolidated interim financial statements.

1.	Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands, registered with the trade register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel) under number 60673389.

The condensed consolidated interim financial statements are comprised of Affimed N.V. and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, and Affimed Inc., Delaware, USA (collectively “Affimed”, the “Company” or the “Group”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, where the Group is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The condensed consolidated interim financial statements (referred to as “interim financial statements”) for the three months ended March 31, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2021.

The interim financial statements were authorized for issuance by the management board on June 1, 2022.

Loss per share

Loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

As of March 31, 2022, the Group has granted 16,278,740 options and warrants in connection with share-based payment programs (see note 9) and certain loan agreements, which could potentially have a dilutive effect, but were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Company’s accounting policies were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2021.

Functional and presentation currency

These interim financial statements are presented in Euro. The functional currency of the Group’s subsidiaries is also the Euro. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2021.

New standards and amendments to standards

The following new standards and amendments to standards have not been applied in preparing these interim financial statements.

Standard/interpretation	Effective Date[1]
Amendments to IAS 1 Presentation of Financial Statements:

Classification of Liabilities as Current or Non-current	January 1, 2023

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies	January 1, 2023

Amendments to IAS 8 Accounting policies, Changes in Accounting

Estimates and Errors: Definition of Accounting Estimates	January 1, 2023

Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

The amended standards are not expected to have a significant effect on the interim financial statements of the Group.

[1]	Shall apply for periods beginning on or after the date shown in the effective date column.

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

•	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted);

•	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market; and

•	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market.

The carrying amount of all trade and other receivables, other assets, certificates of deposit, cash and cash equivalents, trade and other payables and loans is a reasonable approximation of the fair value and, therefore, information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of preferred and common shares in other companies held by the group is based on level 1 and 3 inputs (see note 5). The Group recognises transfers between levels of the fair value hierarchy as at the date at which the change has occurred.

3.	Revenue

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc. (Genentech), headquartered in South San Francisco, USA. Under the terms of the agreement, Affimed is providing services related to the development of novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018.

The Group recognized €3.9 million and €8.4 million as revenue during the three months ended March 31, 2022 and 2021, respectively. As of March 31, 2022, contract liabilities of €16.3 million (December 31, 2021: €20.2 million) will be recognized as revenue in subsequent periods as services are provided.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Collaboration with Roivant Sciences Ltd.

On November 9, 2020, Affimed and Pharmavant 6 GmbH, a subsidiary of Roivant Sciences Ltd. (Roivant), announced a strategic collaboration agreement which grants Roivant a license to the preclinical molecule AFM32. Under the terms of the agreement, Affimed received $60 million in upfront consideration, comprised of $40 million in cash and pre-funded research and development funding, and $20 million of common shares in Roivant. Affimed is eligible to receive additional proceeds in the form of option fees contingent on the commencement of additional programs contemplated under the agreement. The Company is eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

The Group recognized €3.9 million and €3.0 million as revenue during the three months ended March 31, 2022 and 2021,

respectively. As of March 31, 2022, contract liabilities of €27.4 million (December 31, 2021: €31.3 million) will be recognized as revenue in subsequent periods as services are provided.

Research service agreements

The Group has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Group recognized €0.1 million as revenue in the three months ended March 31, 2022 (2021: €0.3 million).

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	March 31, 2022	December 31, 2021
Receivables	25	150
Contract liabilities	43,662	51,633

An amount of €8.0 million recognized in contract liabilities at the beginning of the period has been recognized as revenue during the three months ended March 31, 2022.

The remaining performance obligations as of March 31, 2022 are approximately €43.7 million and are expected to be largely recognized as revenue over the next 12 months (€41.7 million), with a smaller portion being realized the 12 months thereafter (€2.0 million).

Disaggregation of revenue

	Three months ended March 31, 2022	Three months ended March 31, 2021
Geographic information
Revenue:
Germany	137	236
USA	7,869	11,423
	8,006	11,659
Major service lines:
Collaboration revenue	7,869	11,403
Service revenue	137	256
	8,006	11,659
Timing on revenue recognition:
Point in time	0	60
Over time	8,006	11,599
	8,006	11,659

4.	Finance income and finance costs

	Three months ended March 31, 2022	Three months ended March 31, 2021
Interest SVB Loan Agreement	(378)	(73)
Foreign exchange differences	915	5,622
Other finance income/finance costs - net	(66)	(50)
	471	5,499

5.	Long-term financial assets

The Group holds preferred shares in Amphivena, which are currently recognized at their fair value of nil. The impairment of the asset was recognized in 2021 based on the decision made by the Board of Amphivena to wind down the company. Based on current information, we continue to estimate that the fair value remains at nil (December 31, 2021: nil).

The Group also holds common shares in Roivant at their fair value of €6.2 million (December 31, 2021: €12.3 million). During the three months ended March 31, 2022 the fair value decreased by €6.2 million due to a decline in the quoted market price for Roivant’s common shares, and this decline has been recognized in other comprehensive income. During the three months ended March 31, 2021 the fair value decreased by €1.4 million.

6.	Trade and other receivables

The trade receivables as of March 31, 2022, were €25 (December 31, 2021: €150), these are all due in the short-term, do not bear interest and are not impaired. Other receivables are all due within the short-term and mainly comprise value-added tax receivables of €3.6 million (December 31, 2021: €2.7 million).

7.	Other assets and prepaid expenses

The other assets and prepaid expenses as of March 31, 2022 of €6.0 million (December 31, 2021: €3.5 million) are short-term in nature, do not bear interest and are not impaired. The other assets and prepaid expenses mainly comprise a prepayment of €2.5 million (December 31, 2021: €2.9 million) for the reservation of manufacturing capacity and a Directors and Officers’ liability insurance premium of €2.2 million (December 31, 2021: €0 million).

8.	Equity

As of March 31, 2022, the share capital of €1,234 (December 31, 2021: €1,234) is comprised of 123,445,341 (December 31, 2021: 123,419,772) common shares with a par value of €0.01 per share.

In November 2021, the Company entered into an agreement for a new at-the-market (“ATM”) program providing for the sales over time of up to $100 million of its common shares.

9.	Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share-based payments with service condition

The majority of the awards vest in instalments over three years and can be exercised up to 10 years after the grant date. The Group granted 4,282,600 awards in the three months ended March 31, 2022 to employees, members of the Management Board and the Supervisory Board. Fair value of the awards at grant date amounts to €12.7 million ($14.2 million). 85,665 ESOP 2014 awards were cancelled or forfeited and 24,446 options were exercised at a weighted-average share price of $2.73. As of March 31, 2022, 14,847,490 (December 31, 2021: 10,675,001) ESOP 2014 options were outstanding, and 6,710,711 awards (December 31, 2021: 5,422,591) had vested. The options outstanding as of March 31, 2022 had an exercise price in the range of $1.30 to $13.47 and a weighted average remaining contractual life of 8.1 years (December 31, 2021: 7.7 years) and a weighted average exercise price of $4.98.

Share-based payments with market condition

On March 30, 2022, the Company issued 1,325,000 options with market-based performance conditions to members of the Management Board. Each grant consists of three tranches, whereby one-third of the total grant will vest when the volume-weighted average share price over the preceding thirty trading days reaches $12.00, $15.00, and $18.00, respectively. Except with respect to a change of control, these options shall not vest before the first anniversary of the grant date. Fair value of the awards at grant date amounts to €1.3 million ($1.4 million) and the contractual life time of the options is two years. Any unvested awards on the date that is two years following the grant date will be cancelled.

Share-based payment expense

In the three months ended March 31, 2022, compensation expense of €4,247 was recognized affecting research and development expenses (€2,305) and general and administrative expenses (€1,942). In the three months ended March 31, 2021, compensation expense of €1,109 was recognized affecting research and development expenses (€469) and general and administrative expenses (€640).

Fair value measurement

The fair value of options with service conditions was determined using the Black-Scholes-Merton valuation model. The significant inputs into the valuation model are as follows (weighted average):

	March 31, 2022	March 31, 2021
Fair value at grant date	$3.32	$6.77
Share price at grant date	$4.47	$8.44
Exercise price	$4.47	$8.44
Expected volatility	90%	95%
Expected life	5.87	5.86
Expected dividends	0.00	0.00
Risk-free interest rate	2.18%	1.12%

The fair value of options with market conditions was determined using a Monte Carlo simulation. The significant inputs into the valuation model are as follows (weighted average):

March 31, 2022
Fair value at grant date	$1.06
Share price at grant date	$4.45
Exercise price	$4.45
Expected volatility	70%
Expected life	2.00
Expected dividends	0.00
Risk-free interest rate	2.30%

Expected volatility is estimated based on the observed daily share price returns of Affimed measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the Grant Date.

10.	Borrowings

Silicon Valley Bank

In January 2021, the Group entered into a new loan agreement with Silicon Valley Bank German Branch (SVB) which provides Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed’s pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed’s pipeline and liquidity. The first tranche of €10 million was drawn in February 2021 and the second tranche of €7.5 million in December 2021. Pursuant to the terms of the agreement, the loans will bear interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%, and Affimed is entitled to make interest only payments through December 1, 2022, or June 1, 2023 if Affimed draws on the third tranche of the loans. The loans will mature at the end of November 2025. As of March 31, 2022, the fair value of the liability did not differ significantly from its carrying amount (€17.5 million).

The loan is secured by a pledge of 100% of the Group’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the interim financial statements.

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8 until May 2024. As of March 31, 2022, an amount of €207 (December 31, 2021: €231) was outstanding, of which €95 was classified as current liabilities (December 31, 2021: €94). As of March 31, 2022, the fair value of the liability did not differ significantly from its carrying amount.

11.	Related parties

The supervisory directors of Affimed N.V. received compensation for their services on the Supervisory Board of €109 (€98) in the three months ended March 31, 2022 (2021), remuneration of managing directors and other key management personnel amounted to €893 (€877).

The Company recognized share-based payment expenses of €279 (€108) for supervisory directors and €1,570 (€647) for managing directors and other key management personnel in the three months ended March 31, 2022 (2021).

The following table provides the total amounts of outstanding balances for supervisory board compensation and expense reimbursement related to key management personnel:

	Outstanding balances
	March 31, 2022	December 31, 2021
Adi Hoess	0	5
Thomas Hecht	19	19
Mathieu Simon	7	8
Ferdinand Verdonck [1]	0	(1)
Ulrich Grau	15	16
Bernhard Ehmer	20	20
Harry Welten	11	10
Annalisa Jenkins	8	9
Uta Kemmerich-Keil	17	19

[1]	left the Supervisory Board in June 2021.

12.	Subsequent events

The average quoted share price of our investment in Roivant (refer note 5) for the week ended May 20, 2022 was $3.66. This results in a decline in the fair value of the investment by €1.4 million.

On April 18, 2022, the Company closed its public offering of 22,500,000 common shares, at the public offering price of $4.00 per share. The exercise of the underwriters’ option to purchase over-allotment shares brought the total number of common shares sold by Affimed to 25,875,000 and increased the gross proceeds raised in the offering, before deducting underwriting discounts and commissions and estimated expenses, to $103.5 million (€93.2 million).